Exhibit 5.1

                            OPINION OF FRENCH COUNSEL



                                             Paris, 4 June, 2002



Dear Sirs,


In connection with a Registration Statement on Form S-8 under the Securities Act of 1933 (the "Act") relating to the offering of 900,000 ordinary shares, nominal value 6 euros per ordinary share (the "Shares"), of ALSTOM (the "Company") pursuant to the ALSTOM Stock Option Plan No. 3 July 24, 2001 and the ALSTOM Stock Option Plan January 8, 2002 (collectively, the "Option Plans"), I, as Senior Vice President and General Counsel of the Company, have examined such corporate records, certificates and other documents, and such questions of law, as I considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, I advise you that, in my opinion (i) the Shares have been validly authorized, and (ii) once the options under the Option Plans are validly exercised and the subscription price of the corresponding shares is fully paid, the Shares issuable under the Option Plans will be validly issued, fully paid, and non assessable.

The foregoing opinion is limited to the laws of the Republic of France, and I express no opinion as to the effect of the law of any other jurisdiction.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.



                                             Very truly yours,



                                             /S/ A.P. HIBBERT
                                             -----------------------------------
                                             A.P. Hibbert